# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BOSTON OMAHA Corp, CIK 0001494582
CUSIP: 101044105
Title of class of securities: Class A Common Stock, par value $0.001
Address of issuer's principal executive offices: 1601 DODGE STREET, SUITE 3300, OMAHA, Nebraska (NE), 68102
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-22-007792
Filed by CIK 0000351051

## Reporting persons
- 238 Plan Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 2,444,473; shared voting power 0; sole dispositive power 0; shared dispositive power 2,444,473; aggregate amount beneficially owned 2,444,473 (7.9% of the class)
- Massachusetts Institute of Technology: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 2,444,473; shared voting power 0; sole dispositive power 2,444,473; shared dispositive power 0; aggregate amount beneficially owned 2,444,473 (7.9% of the class)

## Item 1. Issuer
Name of issuer: BOSTON OMAHA Corp
Address of issuer's principal executive offices: 1601 DODGE STREET, SUITE 3300, OMAHA, NEBRASKA, 68102

## Item 2. Person Filing
Name of person filing: 238 Plan Associates LLC and Massachusetts Institute of Technology
Address of principal business office or, if none, residence:
238 Plan Associates LLCOne Broadway
9th Floor, Suite 200
Cambridge
Massachusetts
02142

Massachusetts Institute of Technology
77 Massachusetts Avenue
Cambridge
Massachusetts
02139
Citizenship: Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,444,473
Percent of class: 7.9
Sole power to vote or to direct the vote: 2,444,473
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,444,473
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Filing Persons expressly disclaim membership in a ?group? as used in Rule 13d-5(b)(1)

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 238 Plan Associates LLC: /s/ Seth Alexande, President (02/07/2025)
- Massachusetts Institute of Technology: /s/ Seth Alexande, President of MIT (02/07/2024)